SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3; NYSE:GFA) (“Gafisa” or “Company”) in accordance with CVM Instruction 358/02, as amended, informs to its shareholders and the Market the resignation of Mrs. Ana Maria Loureiro Recart of her position of Chief Executive, Financial and Investor Relations Officer and member of the Company’s Board of Directors and the resignation of Mrs. Karen Sanchez Guimaraes of her position of Operations Executive Officer and member of the Company’s Board of Directors. The Company appreciates Mrs. Recart and Mrs. Guimaraes contributions that made viable the management transition.

The Company informs that Mr. Roberto Luz Portella, member of the Board of Directors since 03/15/2019, was appointed in the Board of Directors Meeting held today, as Chief, Financial and Investor Relations Officer, accumulating both positions.

The Board of Directors also appointed Mr. Eduardo Larangeira Jácome to hold the position of Operations Executive Officer of the Company, as of this date.

The Board of Directors appointed Mr. Antonio Carlos Romanoski as an independent member of the Board of Directors, as of the signature of the term of office, to take one of the vacant seats on the Board of Directors.

The Board of Directors, at last, acknowledged the resignation of Mr. Oscar Segall as a member of the Board of Directors, as of this date.

This Material Fact is for informational purposes only and must under no circumstances be construed as, nor constitute, an investment recommendation or an offer to sell, or a solicitation or an offer to purchase any securities issued by Gafisa and/or any other companies in the Gafisa economic group.

São Paulo, March 27, 2019.

GAFISA S.A.

Ana Maria Loureiro Recart

Resigning Chief Executive, Financial and Investor Relations Officer

Roberto Luz Portella

Appointed Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer